Filed by TG Venture Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: The Flexi Group Holdings Ltd
Commission File No. 001-41000
Date: May 19, 2023

Set forth below is an article that appeared in Tatler Asia (print and online) on May 19, 2023:

Malaysian coworking company Common Ground is preparing to be listed on Nasdaq

By Chong Jinn Xiung

May 19, 2023

COVER Erman Akinci and Juhn Teo

Common Ground founders Erman Akinci and Juhn Teo share their excitement over the merger to form The Flexi Group and their preparations to list the company on the Nasdaq

Coworking has become an increasingly popular option for businesses and individuals seeking a flexible and collaborative workspace. Though coworking is traced back to the mid-1990s, the modern incarnation took off in 2017.

Recognising a shift in the traditional office model, Erman Akinci and Juhn Teo founded Common Ground in 2017. The brand has since become a mainstay in Malaysia’s coworking scene, with 14 office locations in Kuala Lumpur, Selangor, Penang and Johor Bahru.

“We started Common Ground at the right time, just as interest in coworking spaces took off from 2017 to 2019. The one difference I’ve noticed today compared to back then is that coworking has become mainstream,” says Teo.

According to him, there is a noticeable increase in demand over the years for community-based offices that prioritise lifestyle, as opposed to traditional offices that typically consist of rows of cubicles.

“In the digital age, there are fewer boundaries and borders. People want to form a connection with the individuals they spend eight to nine hours per day with,” says Akinci. He notes that in the last two to three years, Common Ground has received interest from major corporations such as Amazon, Huawei, eBay, PepsiCo and GSK, who house their staff at Common Ground locations.”

ABOVE Juhn Teo and Erman Akinci started the coworking space in 2017

He adds: “The fact is that even multinational corporations (MNC) have evolved to think about what the modern office looks like and how they want to attract and retain talent by offering their staff the ability to work from different locations.

“Instead of commuting 45 minutes to the downtown area, employees at MNCs want access to an office 15 minutes from their home. Common Ground is well-positioned to offer this flexibility to our MNC tenants as we have a large network of coworking spaces.”

Both Teo and Akinci explain that the plan for Common Ground to expand regionally was always in the pipeline. Having established its foothold in Malaysia, the company expanded its presence to the Philippines and Thailand in 2018. Still, the duo wanted to take Common Ground further to other countries in the Asia-Pacific.

“We didn’t want to wait and grow organically because we saw the opportunity to expand quickly. In 2022, Common Ground merged with two regional coworking brands: the Hive from Hong Kong and Cluster from Australia. It was synergistic because they were of equal size with us and operated in countries we weren’t in,” says Akinci.

Together the three brands formed The Flexi Group, a collection of coworking spaces spanning 45 locations in 12 cities and nine countries in Asia-Pacific and Australia. Teo justified the move by saying that the coworking industry is evolving similarly to the hotel industry, where consolidations have occurred over the last 20 years along with the emergence of large groups.

Teo and Akinci recall the moment after the merger that there was a significant jump in interest from the investment community. “We were receiving inquiries from investors locally and internationally,” says Teo. “We heard from bankers, private equity firms, and advisors who presented us with proposals for further acquisitions. It even made us consider to get listed on the stock market.”

The merger set the newly formed group on a path to pursue a listing on the Nasdaq in 2023. “In a short period, we have doubled our size and put the business on a completely different level,” says Akinci. While taking a company public is often considered the highlight of an entrepreneur’s career, Teo and Akinci recognise that there is still a long road ahead. Going public also presents unique challenges; nothing can fully prepare an entrepreneur for it because of the many requirements that must be met.

But is it the best time to list, given the headwinds facing the economy in 2023? Teo is aware of the risks, and there is an argument to be made that the timing isn’t perfect, as public markets are volatile. However, he counters that these are short-term views and the long-term benefits of the listing outweigh the negatives. “We see the listing as a way to broaden our ability to attract capital from different parts of the investment world that we couldn’t have done if we remained private,” he says.

Beyond Common Ground and The Flexi Group, both Teo and Akinci are turning their attention to investing in other startups. They started Emissary Capital, a boutique investment firm focusing on opportunities in the ASEAN region and are looking to raise a US$200 million fund over the next few years.

Akinci explains, “With our entrepreneurial experience, we saw a massive funding gap in the startup ecosystem. There are a lot of small, medium enterprises similar to Common Ground that are stable and profitable but are not attractive to investors.”

Teo describes Emissary Capital’s investment strategy as focused on helping startups drive value during their growth stage and get up to speed operationally. “We identified promising opportunities that other investors were overlooking and built a portfolio of companies that show great potential.”

Looking back at how far they have come, Akinci and Teo take pride in being pioneers in the coworking industry. “I am proud to be part of a Malaysian company that has quickly become the leading player in this space,” said Teo. “This achievement is especially notable as we prepare to list on Nasdaq. Few companies can boast of going from inception to becoming a US-listed company, a badge of honour we wear with pride.”

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The below was not included in the above article:

Additional Information

This article includes information that relates to a proposed transaction between The Flexi Group Limited and TG Venture Acquisition Corp. (“TGVC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, The Flexi Group Holdings Ltd filed a registration statement on F-4 on February 13, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) that included a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and TGVC, The Flexi Group Holdings Ltd or a successor entity thereof may file additional relevant materials with the SEC. A proxy statement/prospectus will be sent to all shareholders of TGVC and The Flexi Group. The Flexi Group Holdings Ltd, TGVC or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of The Flexi Group and TGVC are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group Holdings Ltd, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov. Full details of the transaction can be found in the Registration Statement.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp, 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group Holdings Ltd or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd, Wisma UOA II, Penthouse 16-1 Level 16, No. 6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement, which will include the proxy statement of TGVC.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group, The Flexi Group Holdings Ltd or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.